jscott@shearman.com	October 15, 2008

(212) 848-7702

Via EDGAR, Facsimile and Federal Express

Mr. John J. Harrington

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vonage Holdings Corp. Preliminary Proxy Statement on Schedule 14A Filed October 7, 2008
File No. 001-32887

Dear Mr. Harrington:

On behalf of Vonage Holdings Corp. (the “Company”), this letter is in response to the letter of comment dated October 14, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission to Marc P. Lefar, Chief Executive Officer of the Company, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in the revised Proxy Statement, which the Company is filing contemporaneously with this letter.

We have sent to your attention by facsimile and by mail for delivery on October 16, 2008, courtesy copies of this letter and the revised Proxy Statement blacklined to show changes against the previously-filed Proxy Statement.

Securities and Exchange Commission	October 15, 2008

Proposal 1 – Approval of the Issuance of Common Stock Upon Conversion of the Convertible Secured Notes, page 10

Background, page 10

1.	We note your disclosure in the second paragraph on page 10 that you expect to commence the tender offer. Please revise to provide updated disclosure addressing the current status of the pending tender offer and how the renegotiated financing impacts the tender offer. Also provide more detail about the reasons for the renegotiation of the previously announced financing. Discuss the role of Mr. Citron in such negotiations.

We have revised the disclosure on page 10 in response to your comment.

Stockholder Approval Requirement, page 10

2.	Please advise us in your response letter of the basis for your belief that stockholder approval of the issuance of common stock upon conversion of the convertible secured notes to directors, officers, or substantial security holders satisfies NYSE Listed Company Manual Section 312.03(b) even though you have not definitively indicated which of such persons will participate in the convertible secured note offering or the principal amount of convertible secured notes that any such person will purchase. If there is any uncertainty in this regard, please disclose it.

Prior to filing the preliminary proxy statement in August, we conferred with the NYSE regarding the requirements needed to obtain stockholder approval under Section 312.03(a) and (b). We believe that the Proxy Statement, which is substantially identical to the proxy statement filed in August, is consistent with those discussions. A copy of the previously-filed Proxy Statement and the current Proxy Statement have both been made available for the Exchange’s review, and we have had subsequent discussions with the Exchange on a number of issues. We have heard nothing from them that indicates any uncertainty regarding compliance with the requirements. We have included additional disclosure on page 11 in response to your comment to provide additional information that is available to us.

Interest of Certain Persons in the Share Conversion and Other Matters, page 22

3.	Please quantify in dollars the aggregate conversion discount on the convertible secured notes assuming maximum conversion of the $18 million aggregate principal amount based on the initial conversion price of $0.29 and your stock price as of the most recent practicable date.

We have revised the disclosure on page 22 in response to your comment.

Securities and Exchange Commission	October 15, 2008

4.	Provide disclosure addressing the possibility of Mr. Citron acquiring in excess of 50% of your outstanding voting power as a result of his participation in the convertible secured note offering and subsequent conversion.

Although the amounts of Convertible Secured Notes to be purchased by each investor have not been firmly decided, we believe that in no event will Mr. Citron purchase more than $2 million aggregate principal amount of such securities. As a result, on a fully diluted basis following the closing of the financing, he will beneficially own a smaller percentage of the common stock than he does now. We have revised the disclosure on page 22 in response to your comment.

5.	Disclose that Mr. Citron and New Enterprise Associates, an entity affiliated with Mr. Barris, collectively control over 50% of your outstanding voting power and thus have the power to approve the proposal.

We have revised the disclosure on page 22 in response to your comment.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (212) 848-7702 or Carl McCarthy at (212) 848-7552.

Respectfully yours,

/s/ James S. Scott, Sr.

cc:	Marc P. Lefar, Vonage Holdings Corp.
Richard L. Cohen, Duane Morris LLP

JS/dg